Blank Rome LLP

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April 8, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Deborah L. O’Neal

Re:                   Two Roads Shared Trust (Registration No. 333-182417/811-22718)

             Response to Examiner Comments on Post-Effective

                                    Amendment No. 285

Dear Ms. O’Neal:

             This letter responds to your comments on Post-Effective Amendment No. 285 (“PEA No. 285”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”) provided on December 13, 2021. PEA No. 285 seeks to register shares of Conductor Global Equity Value ETF, a new portfolio of the Registrant (the “Fund”).

1.	Comment: Supplementally inform as to the status of the N-14 filing to be filed in connection with the conversion of the Conductor Global Equity Value Fund into the Fund (the “N-14 Filing”).

Response: The Registrant supplementally informs the Staff that it expects to file the Form N-14 in the next few days.

2.	Comment: Please provide a final expense example for the Fund for review at least one week before effectiveness of PEA No. 285.

Response: The Fund notes that the fee table has been revised to reflect the updated fee table for predecessor fund (Conductor Global Equity Value ETF) that was included in its prospectus dated March 1, 2022. Below is the updated fee table and completed expense example for the Fund:

 Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

April 8, 2022

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	None
Redemption Fee (as a % of amount redeemed within 30 days of purchase)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.39%
Acquired Fund Fees and Expenses(1) (2)	0.03%
Total Annual Fund Operating Expenses	1.67%
Expense Waiver(3)	(0.39)%
Total Annual Fund Operating Expenses After Expense Waiver	1.28%

(1)	Estimated for the current fiscal year.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.
(3)	The Fund’s adviser has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund to ensure that total annual Fund operating expenses (exclusive of any front-end or contingent deferred loads; brokerage fees and commissions; expenses of other investment companies in which the Fund may invest (“acquired fund fees and expenses”); borrowing costs, such as interest and dividend expense on securities sold short; taxes; and extraordinary expenses, such as litigation expenses) do not exceed 1.25% of the Fund’s average daily net assets. These fee waiver and expense reimbursements are not recoupable by the Adviser. This arrangement will remain in effect through at least April 13, 2023, as the Adviser has agreed to continue it for the duration of its investment advisory agreement with the Fund. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1Year	3 Years
$130	$406

April 8, 2022

3.	Comment: Please advise whether derivatives will be used to satisfy the 80% test. If so, please confirm that the Fund will use the mark-to-market value for derivatives when calculating compliance with the Fund’s 80% policy, or, in the alternative, describe how the Fund will value derivatives that it intends to include in its 80% policy.

Response: The Fund will include derivatives in calculating compliance with its 80% policy. The Fund confirms that derivative positions that are included in the Fund’s 80% policy will be valued using their marked-to-market values; however the Fund reserves the right to alter how it values derivatives for purposes of its 80% policy based on subsequent guidance from the SEC or Staff or in response to modifications to the Staff’s position.

4.	Comment: The Staff notes that the third paragraph of the Principal Investment Strategies section indicates that 40% of the Fund’s assets will be invested in issuers located outside of the United States. However, the same paragraph also provides that the Fund “may invest without limit in U.S. and non-U.S. dollar-denominated securities of U.S. and foreign (non-U.S.) issuers,” which seems to conflict with the 40% limitation. Please revise to clarify that the Fund will not invest “without limit” in U.S. issuers.

Response: The referenced sentenced has been revised as follows:

The Fund may invest ~~without limit~~ in U.S. and non-U.S. dollar-denominated securities of U.S. and foreign (non-U.S.) issuers, provided that such investments shall be in accordance with the limits set forth in the second sentence of this paragraph.

5.	Comment: Supplementally confirm that any expenses related to short sales will be included in the fee table.

Response: The Fund supplementally confirms that any expenses related to short sales will be included in the fee table.

6.	Comment: Please update the Performance Bar Chart and Performance Table to include performance information for 2021. In addition, please complete the calendar quarter information below the Performance Bar Chart.

Response: The referenced information has been updated as requested.

7.	Comment: Reference is made to the last sentence of the “MANAGEMENT – Investment Adviser” section of the Prospectus. As per Item 10(a)(1)(iii) of Form N-1A, please specify the type (annual or semi) and period of the report that will include the referenced disclosure regarding the Board’s basis for approving the advisory agreement.

Response: The sentence has been revised to read as follows:

A discussion regarding the basis for the Board of Trustees’ approval of the Fund’s investment advisory agreement is expected to be available in the Fund’s report to shareholders for the annual period ending October 31, 2022.

April 8, 2022

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at (212) 885-5147 if you have any questions.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos